HESKETT & HESKETT

ATTORNEYS AT LAW

JOHN HESKETT               2401 NOWATA PLACE, SUITE A  TELEPHONE  (918) 336-1773

JACOB HESKETTBARTLESVILLE, OKLAHOMA 74003  FACSIMILE  (918) 336-3152

-------------------------------------------  Email: info@hesklaw.com

JACK HESKETT (1932 - 2005)

BILL HESKETT (1933 - 1993)

January 5, 2022

Division of Corporate Finance

Office of Technology

United States Securities

and Exchange Commission

Re:Entertainment Holdings, Inc.

Amendment No. 6 to Form 10-12G

Filed December 15, 2021

File No. 000-56317

Dear sir or madam:

I am counsel for Entertainment Holdings, Inc. and am in receipt of your letter dated December 23, 2021, regarding the referenced filings. The Company’s responses to your questions are as follows:

Amended Registration Statement on Form 10 filed December 15, 2021

General

1.We note the revised disclosures in response to prior comment 1, including the risk factor on page 14. Please revise the risk factor to remove the reference to the SEC changing its position and instead discuss the risk if the company did not have an available exemption for the recent unregistered sales and provide clear disclosure of the specific risks to the company if the exemptions were not available. Lastly, in the disclosure on page 25, please revise to clarify whether the Oklahoma corporation was incorporated for the purpose of changing the state of incorporation and clarify whether there were any additional reasons for the merger, such as whether the Oklahoma company had a separate shareholder base, etc. For guidance, please see Section 203.02 of our Compliance and Disclosure Interpretations (Securities Act Sections), which is available on our website.

Response: We have revised the above referenced pages as requested.

The foregoing information is deemed to be Company’s complete response to your inquiries of December 23, 2021. In the event you require additional information or have additional questions, please do not hesitate to contact the undersigned.

Very truly yours,

/s/ Jacob Heskett

Jacob Heskett